
November 3, 2014

<u>Via E-mail</u>
Michael S. Wasik
Chairman of the Board and Chief Executive Officer
Roomlinx, Inc.
11101 W 120th Avenue, Suite 200
Broomfield, CO 80021

>   **Re: Roomlinx, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **Form 10-Q for the Quarter Ended June 30, 2014**
>   **Filed August 14, 2014**
>   **File No. 000-26213**

Dear Mr. Wasik:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Quarter Ended June 30, 2014</u>

<u>Exhibits 31.1 and 31.2</u>

1. We note that both certifications filed with this Form 10-Q pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 were signed and certified by Karen Poppe, your Interim Chief Financial Officer and principal financial officer. Please amend this filing to include the required Section 302 certification of Michael S. Wasik, your Chief Executive Officer and principal executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.
.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Alan C. Ederer, Esq.
        Westerman Ball Ederer Miller & Sharfstein, LLP